

February 14, 2022

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

      Re: Ostin Technology Group Co., Ltd.
          Amendment No. 9 to Registration Statement on Form F-1
          Filed January 31, 2022
          File No. 333-253959

Dear Mr. Ling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed January 31, 2022

Prospectus Summary, page 1

1. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

2. We note your summary of risk factors. Please provide a cross-reference to the more detailed discussion of these risks in the prospectus.

Note 5 - Inventories, page F-20

3. Please revise the note to briefly describe the transactions and the circumstances that resulted in Goods-in-Transit at September 30, 2021.

4.   We note your inventory impairment policy disclosed on page F-13. Please confirm to us, if true, and revise the last sentence of this note to clarify that you recorded inventory impairment charges of $1,077,952 and $288,411 during the fiscal years ended September 30, 2021 and 2020, respectively, and tell investors where these charges are presented in your statements of income and comprehensive income. Likewise, if true, clarify that during fiscal 2021 you wrote-off previously impaired inventory with a related provision of $297,586, or explain to us what you mean by your disclosure that you "wrote off inventory provision of $297,586" in that fiscal year.

5.   Further, please reconcile for us the disclosure in the last sentence of this note with the inventory provision adjustment of $780,366 reflected on the statement of cash flows for the year ended September 30, 2021, or revise the financial statements to resolve this inconsistency.

Note 3 - Accounts Receivable, page F-20

6.   We note from page 62 that the increase in accounts receivable during fiscal 2021 was due in part to an increase in the accounts receivable balance of one existing customer as a result of its extended credit period from 90 days to 120 days. Please revise the note to address the following:

- Briefly describe the circumstances relating to your extending that customer's credit terms from 90 days to 120 days.
- Disclose an aging of your accounts receivable at September 30, 2021 in tabular form and show the allowance for losses related to each age group of receivables.

7.   We note from page 76 that for customers located in certain regions you have established certain measures, such as factoring arrangements, to protect you from excessive exposure to credit risks. Please revise the notes to financial statements to describe your factoring arrangements and how you account for them. In addition, revise the Liquidity and Capital Resources section of MD&A to discuss the impact of your factoring arrangements on your liquidity position during each reported period and disclose any related known risks and trends.

8.   You disclose here that you recorded bad debt expense of $96,166 in fiscal 2021. Please reconcile this disclosure to the bad debt expense adjustment of $405,977 reflected on the statement of cash flows for the year ended September 30, 2021, or revise your financial statements to resolve the inconsistency.

Note 14 - Other Income (Expenses), Net, page F-27

9.   The table included in this note appears to show that you are not including certain operating items in the Operating income amounts shown on your statements of income and comprehensive income. Please refer to Rule 5-03(b) of Regulation S-X and revise your financial statements to correctly present your bad debt and impairment expenses as part of your calculation of your operating income (loss) in each period. In addition,

Tao Ling
Ostin Technology Group Co., Ltd.
February 14, 2022
Page 3

describe to us the transactions that resulted in (i) bank charges and other financial expenses and (iii) the gain from disposal of property, plant and equipment and explain to us why these amounts should not be included in calculating operating income, or revise as appropriate. See also the guidance in ASC 360-10-45-5.

10. Revise the note to describe the transactions that resulted in other non-business income (expense) of $616,049 and ($84,088) for the years ended September 30, 2021 and 2020, respectively.

You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing